30 March 2007

VIA EDGAR and VIA HAND

Mr Paul Cline

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Abbey National plc (“Abbey National”) Form 20-F for the fiscal year ended 31 December 2005 File No. 000-25670

Dear Mr Cline:

By letter dated 7 March 2007, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Abbey National’s annual report on Form 20-F for the fiscal year ended 31 December 2005, as filed with the SEC on 26 June 2006 (“Form 20-F”). In response to your comments and on behalf of Abbey National, we have provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Financial Statements

55. Differences between IFRS and US GAAP

1.

We note your response to our previous comment 13 and the fact that you have ceased to claim hedge accounting subsequent to January 1, 2005. However, your disclosure on page 176 indicates that you did utilize hedge accounting under US GAAP for periods prior to January 1, 2005. Please tell us how you determined that these hedges met the criteria for fair value hedge classification under SFAS 133 for the periods in which you did claim hedge accounting. Additionally, please provide a summary of the types of hedges and the notional amounts of the hedged item and the hedging instrument for which you utilized hedge accounting under U.S. GAAP.

Response

For periods prior to 1 January 2005, Abbey National utilised hedge accounting under US GAAP for only a limited number of debt securities in issue. Abbey National complied with the specific requirements of paragraphs 20 and 21 of SFAS 133 for the relationships for which it claimed fair value hedge accounting under US GAAP. Specifically, at inception of the hedge, Abbey National formally documented the hedging relationship and its risk management objective and strategy for undertaking the hedge. The documentation included identification of each hedging instrument and respective hedged item, the nature of the risk being hedged, (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk was to be assessed.

Both at inception of the hedge and on an ongoing basis, the hedging relationship was expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge was designated.  All assessments of effectiveness and measurements of ineffectiveness were consistent with the risk management strategy documented for that particular hedging relationship.

The following is a summary of the types of instruments for which Abbey National claimed fair value hedge accounting under US GAAP in accordance with SFAS 133, together with the pounds sterling equivalent of the notional amounts of the hedged items and the hedging instruments.

Type of fair value hedge	Hedged item	Hedging instrument
	notional amount	notional amount
	as at 31 December 2004	as at 31 December 2004
	£m	£m

Subordinated debt securities in issue	1,043	1,043
Senior debt securities in issue without embedded derivatives	1,397	1,397
Senior debt securities in issue with embedded derivatives	352	352

The notional amounts of the hedging instruments and the hedged items match exactly because the hedging transactions were structured at inception to mirror the notional amounts and the maturity of the related debt securities in issue.

The following is a summary of Abbey National’s risk management process and the applicable criteria for fair value hedge accounting for each hedging strategy:

(i)	Hedging Strategy for Subordinated Debt securities in issue and Senior Debt securities in issue without embedded derivatives

Abbey National engaged in an interest rate hedging strategy in which an interest rate swap was associated with a specified senior or subordinated debt securities in issue in order to convert the liability from a fixed rate to a floating rate instrument. Where the specific debt issuance was denominated in foreign currency, Abbey National entered into a cross currency interest rate swap in order to also convert the liability from a foreign currency liability to a sterling liability. For hedge accounting purposes, the hedge relationship is established between the debt issuance contract and the swap. This strategy mitigated the changes in fair value of the hedged liability caused by changes in foreign currency exchange rates and the designated benchmark interest rate (e.g. LIBOR or EURIBOR). The fair value hedging transactions for the senior and subordinated debt issuances were structured at inception to closely match, where possible, the provisions of the debt issuances and therefore were expected to be highly effective.

(ii)	Hedging Strategy for Senior Debt securities in issue with embedded derivatives

Abbey National has a small number of senior debt securities in issue that contain embedded derivatives. In accordance with paragraph 12 of SFAS 133, these embedded derivatives were treated as separate derivatives because their economic characteristics and risks are not clearly and closely related to those of the host contract and the hybrid contract is not carried at fair value through profit or loss. These embedded derivatives are bifurcated from the host contract and measured at fair value with changes in fair value recognised in the income statement.

Abbey National engaged in an interest rate hedging strategy in which a benchmark interest rate swap which included either an equity option, floor, or cap (the “compound interest rate swap”) was associated with a specified senior debt issuance with an embedded derivative in order to convert the liability from a fixed rate to a floating rate instrument as well as hedging any embedded features associated with the issuance. Where the specific debt issuance was denominated in foreign currency, Abbey National entered into a cross currency interest rate swap in order to also convert the liability from a foreign currency liability to a sterling liability. For hedge accounting purposes, the hedge relationship was established between the hedged item (the debt issuance contract) and the jointly designated hedging instruments being the combination of the compound interest rate swap and the bifurcated embedded derivative as allowed under SFAS 133 paragraph 18 (the “combined hedging instrument”). This strategy mitigated the changes in fair value of the hedged debt issuance caused by changes in foreign currency exchange rates (if applicable) and the designated benchmark interest rate (e.g. LIBOR or EURIBOR). The fair value hedges for the senior debt issuances with embedded derivatives were structured at inception to closely match, where possible, the provisions of the debt issuances and therefore were expected to be highly effective. It is important to note that the combined hedging instrument was a plain vanilla swap.

In all the above hedging relationships for senior and subordinated debt securities in issue, Abbey National principally used plain vanilla interest rate swaps or occasionally compound interest rate swaps as hedging instruments. Where the specific debt issuance was denominated in foreign currency, Abbey National entered into a cross currency interest rate swap. All such hedging transactions are structured at inception to ensure that the terms of the compound interest rate swaps mirrors the payout terms of the debt issuance contract being hedged. The debt securities in issue had reset frequencies or tenors that generally matched the reset frequency of the hedging instruments. At inception and on an ongoing basis, Abbey National assessed the effectiveness of the hedging relationships and measured ineffectiveness using the cumulative dollar offset method (changes in fair value of the hedged item were determined by discounting the contractual cash flows by the current forward benchmark interest rate). No components of the hedging instrument have been excluded from the assessment.

Note 59. Further note disclosures on differences between IFRS and US GAAP, and certain additional US disclosures

m) Loan impairment, page 187

2.

Please refer to our previous comment 17. However, it remains unclear how you utilize the emergence period in your determination of impairment losses on your loan portfolio. Please specifically clarify how you determined that the use of a 3 and 12 month period for secured and unsecured loans respectively was appropriate, and clarify how you utilize that information in your statistical model. Please clarify if you exclude any accounts based on your use of an emergence period.

Response

For the avoidance of doubt, we advise the Staff that our response to previous comment 17 indicated that Abbey National has determined that the 3 and 12 month emergence periods refer to unsecured and secured loans, respectively, not vice versa.

Management carries out calculations periodically to determine the emergence period. Historical analysis is supplemented by an analysis of current trends to ensure that the emergence period appropriately reflects current conditions.

The emergence period for unsecured lending was determined separately for current accounts and other unsecured lending. Current accounts with an overdraft balance in excess of their contractually agreed overdraft limit were identified. In almost all cases, the customer’s debit and credit profile had deteriorated in the 3 months prior to breaching the agreed overdraft terms. A customer’s worsening debit and credit profile is indicated when account withdrawals start to exceed account deposits. For other unsecured borrowings, an analysis was performed to identify accounts that had missed one payment. It was observed that customer specific credit risk indices started to deteriorate 3 months prior to the payment being missed. The customer specific credit risk indices were obtained from independent credit rating agencies. Based on these observations, Abbey National determined that a 3 month emergence period was appropriate for unsecured borrowings.

The determination of the emergence period for secured lending was based on an analysis of mortgage accounts that were undergoing a debt collection programme i.e. when a debt collector is in contact with the borrower, either in writing or by phone. Management reviewed the payment patterns on these accounts to estimate when, on average, the original triggering event for impairment had occurred. The analysis of the payment patterns indicated that the triggering event occurred, on average, 12 months prior to the time at which the requirement for a specific provision would be identified. Based on these observations, Abbey National determined that a 12 month emergence period was appropriate for secured borrowings.

Management reviews the number of accounts that have historically gone into default over the respective emergence periods for unsecured and secured lending and calculates the percentage of the portfolio that this represents. This percentage is then applied to the total portfolio at the balance sheet date to obtain that proportion of the total portfolio that is anticipated to go into default after the balance sheet date as a result of events that occurred prior to the balance sheet date. The resulting amount is then used in combination with management’s assessment of “loss given default” to calculate the required provision in accordance with Abbey National’s provision methodology.

The only accounts excluded from the portfolios assessed using the methodology above are those for which a specific provision has already been made.

3.

In your response to our previous comment 17, you stated that you reviewed your impairment methodology under UK GAAP and concluded that it is compliant with both IFRS and US GAAP. On page 123 you disclose that you had a net reclassification of £(40) million from allowance due to the adoption of IFRS that relates primarily to the reclassification of provisions related to certain corporate loans within the portfolio business unit segment. The net decrease in the allowance would indicate that there was an overall difference between your results determined under UK GAAP and your results determined under IFRS. Please clarify why you believe this net decrease was appropriate under IFRS and tell us why you believe that it does not constitute a change in accounting methodology.

Response

The net reduction of £40m consisted of a reduction of £81m due to the reclassification of provisions related to corporate loans within the portfolio business unit segment, an increase of £37m due to the reclassification of suspended interest and other fee income reserves, and an increase of £4m due to the refinement of provisioning methodologies arising from the implementation of IFRS. We further explain each of these components below:

(i)	Reclassification of provisions related to corporate loans- reduction of £81m

On implementation of IFRS, Abbey National elected to adopt the fair value option under IAS 39 “Financial Instruments: Recognition and Measurement” for various financial assets and liabilities, including certain corporate loans within the portfolio business unit segment. As a result of applying the fair option to corporate loans, those loans and any related credit provisions were reclassified from the balance sheet caption “Loans and advances to customers” to “Financial assets designated at fair value”. The £81m adjustment represents the reclassification of the credit provisions on those corporate loans for which the fair value option was taken under IAS 39 upon the implementation of IFRS. This adjustment had no impact on the US GAAP reconciliations of net income and shareholders’ equity.

(ii)	Reclassification of suspended interest and other fee income reserves – increase of £37m

Under UK GAAP, in accordance with the British Bankers’ Association Statement of Recommended Practice on Advances, Abbey National continued to charge interest and fees for collection purposes to accounts whose recovery was in doubt, but the interest and fees were suspended as they accrued and were excluded from interest income in the Profit and Loss Account. This suspension of interest and fees continued until such time as their recovery was considered to be unlikely at which time the advance was written off.

Under IFRS, there is no concept of suspended interest and fees. Consistent with UK GAAP, under IAS 39, interest and fees are accrued on accounts whose recovery is in doubt, but instead of this interest and fees being excluded from the income statement, they are included in the income statement and appropriate provision is made for probable losses under IAS 39. The implementation of IFRS had no impact on net income but required interest and fee income and impairment losses on loans and advances to be grossed up in the income statement for interest and fees that would have been treated as suspended interest and fees under UK GAAP. Similarly, the customer account balance and the credit provisions balance were required to be grossed up in the balance sheet. As a result, upon implementation of IFRS, the balance of £37m of suspended interest and other fee income reserves under UK GAAP was grossed up in the credit provisions balance. This adjustment had no impact on the US GAAP reconciliations of net income and shareholders’ equity.

(iii)	Refinement of provisioning methodologies arising from the implementation of IFRS – increase of £4m

Under UK GAAP, provisions were made so as to record impaired loans at their net realisable value. Specific provisions were established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covered advances impaired at the balance sheet date but not identified as such.

IFRS requires impairment losses to be recognised when there is objective evidence of an impairment that results from one or more events that occurred after the initial recognition of the loan and before the balance sheet date. The impairment loss is measured as the difference between an asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment is assessed individually for individually significant loans but can be assessed collectively for other loans. Collectively assessed loan impairment provisions are made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions).

On implementation of IFRS, Abbey National reviewed all its loan portfolios in the light of paragraphs 58 – 70 of IAS 39 on impairment and uncollectibility of financial assets. Increases in impairment losses through the effects of improved methodologies for collectively assessed portfolios, resulting in a net increase of £4m in loan impairment provisions. While there are areas of difference in detail between UK GAAP and US GAAP on loan loss provisioning, historically Abbey National concluded that such differences did not give rise to a material difference in its provision for impaired loans. This judgement was confirmed by the quantitatively and qualitatively immaterial adjustment of £4m on transition from UK GAAP to IFRS. Estimation of impairment losses is an area of significant judgement that Abbey National considers to be a “critical accounting policy” and discloses as such in its financial statements. The adjustment of £4m related to Abbey National’s loan portfolio of £96 billion, and was within the range of reasonably possible increases/(decreases) in loan impairment charges of £45m/(£32m) disclosed in Abbey National’s critical accounting policies for 2005. The principles in IFRS for loan loss provisioning are consistent with those in US GAAP. This refinement in methodology was, for US GAAP reporting purposes, a change in accounting estimate under paragraph 10 of APB 20, Accounting Changes.

Should you have any questions about the responses contained herein, please contact Pierre-Marie Boury at +44-20-7614-2380 or David Green at +44-20-7756-4264.

Very truly yours,

/s/ Pierre-Marie Boury
Pierre-Marie Boury

Cc:

Mr Nathan Bostock, Abbey National plc

Mr David Green, Abbey National plc

Mr Zahir Bokhari, Deloitte & Touche LLP